Exhibit (11)


                       FLORIDA ROCK INDUSTRIES, INC.
                  COMPUTATION OF EARNINGS PER COMMON SHARE



                                               Years Ended September 30
                                         1998            1997          1996

Net income                            $38,860,000     37,142,000     27,000,000

Common shares:

Weighted average shares outstanding
 during the period -  shares used
 for basic earnings per share          18,838,579     18,449,760     18,852,788

Shares issuable under stock options
 which are potentially dilutive           364,379        211,421         14,680

Shares used for diluted earnings
 per share                             19,202,958     18,661,181     18,867,468

Basic earnings per common share             $2.06           2.01           1.43

Diluted earnings per common share           $2.02           1.99           1.43
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